Exhibit 30(d)(iv)

ENDORSEMENTS
(Only we can endorse this contract.)

This endorsement is attached to and made a part of this contract on the contract date:

Beginning in 1986 you may be able to withdraw all or part of any existing
Variable Insurance Amount without surrendering the contract. The total death benefit will be reduced by an amount equal to the amount of paid-up whole life insurance which the sum withdrawn would have purchased at your attained age and sex, on the date of the withdrawal. The guaranteed minimum death benefit will be reduced such that the difference between the total death benefit and the guaranteed minimum death benefit is the same percentage of cash value before and after surrender.

The amount of cash withdrawn must be at least $500, and in multiples of $100 if greater, unless it is used to pay premiums on this contract or on other contracts with us.

You may make no more than two such withdrawals in a contract year without our permission.

If you ask us in writing in a form that meets our needs, we will tell you:

1. Your Variable Insurance Amount;

2. The cash value of your Variable Insurance Amount;

3. The reduction in total death benefit and guaranteed minimum death benefit if you withdraw your Variable Insurance Amount; and

4. The reduction in total death benefit and guaranteed minimum death benefit if you withdraw a permitted amount of your choice which is less than the entire cash value of the Variable Insurance Amount.

Pruco Life Insurance Company of New Jersey,

By /s/ SPECIMEN
Secretary
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PLY 39--84 Printed in U.S.A.
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